Exhibit 99.1

Ability Inc. Regains Compliance With Nasdaq Minimum Shareholders’ Equity Requirement

TEL AVIV, ISRAEL, December 12, 2018 / (GLOBE NEWSWIRE) -- / Ability Inc. (NASDAQ: ABIL) (the “Company”), which provides innovative tactical communications intelligence solutions, today announced that, on December 11, 2018, it received a letter from The Nasdaq Stock Market LLC (“Nasdaq”) notifying the Company that it has regained compliance with the minimum shareholders’ equity requirement for continued listing on The Nasdaq Capital Market, as set forth in Nasdaq Listing Rule 5550(b)(1).

As previously reported, on September 17, 2018, the Nasdaq Listing Qualifications Panel (the “Panel”) determined to continue the listing of the Company’s ordinary shares on Nasdaq, subject to the Company having, on or before November 30, 2018, completed its compliance plan and regained compliance with the minimum shareholders’ equity requirement and demonstrated to the satisfaction of the Panel that it can maintain compliance over the coming year. The Company had until November 30, 2018 to demonstrate compliance with all requirements for continued listing.

The Company filed a Report on Form 6-K (the “Report”) with the Securities and Exchange Commission on November 28, 2018, announcing the closing of a registered offering (the “Offering”), pursuant to which it raised net proceeds of approximately $8.8 million, after deducting the estimated placement agent’s fees and estimated offering expenses payable by the Company, and assuming full exercise of the pre-funded warrants issued in the Offering and excluding any proceeds from the exercise of warrants in the Offering. As a result, and as stated in the Report, the Company believed it satisfied the minimum shareholders’ equity requirement for continued listing on The Nasdaq Capital Market as of the date of the Report. Accordingly, the Panel has determined to continue the Company’s listing on the Nasdaq, and the previously announced delisting proceedings are now closed.

About Ability Inc.

Ability Inc. is the sole owner of Ability Computer & Software Industries Ltd. (“ACSI”) and Ability Security Systems Ltd. Headquartered in Tel Aviv, Israel, ACSI was founded in 1994. ACSI provides advanced interception, geolocation and cyber intelligence tools used by security and intelligence agencies, military forces, law enforcement and homeland security agencies worldwide. ACSI has sold to governments and government agencies in over 50 countries. ACSI offers a broad range of lawful interception, decryption, cyber and geolocation solutions for cellular and satellite communication, including ULIN, or Ultimate Interceptor, which to our knowledge, is the first-to-market SaaS strategic interception system with voice and geolocation capabilities without geographic limitation. State-of-the-art technology underpins ACSI’s scalable offerings, which can be tactical-and-portable, or strategic-and-fixed, depending on its customers’ needs. Additional information regarding ACSI may be found at http://www.interceptors.com.

Caution Regarding Forward-Looking Statements

This press release contains “forward-looking statements.” Words such as “may,” “should,” “could,” “would,” “predicts,” “potential,” “continue,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” and similar expressions, as well as statements in future tense, often signify forward-looking statements. Forward-looking statements should not be read as a guarantee of future performance or results and may not be accurate indications of when such performance or results will be achieved. Forward-looking statements are based on information that the Company has when those statements are made or management’s good faith belief as of that time with respect to future events, and are subject to risks and uncertainties that could cause actual performance or results to differ materially from those expressed in or suggested by the forward-looking statements. The Company assumes no obligation to publicly update or revise its forward-looking statements as a result of new information, future events or otherwise.